To: All U.S. Holders of AXA Ordinary Share Options and AXA ADR Options

AXA recently announced a capital increase to be conducted through the issuance of preferential subscription rights for new AXA ordinary shares. The following describes how holders of AXA ordinary share options and AXA ADR options in the United States will be affected by the capital increase and the suspension of the right to exercise AXA ordinary share options described in the attached notice.

The Capital Increase
The securities to be issued in the capital increase have not been and will not be registered under the U.S. securities laws. Consequently, holders of outstanding AXA ordinary share options and AXA ADR options in the United States will not be able to participate in, receive any securities to be issued in, or benefit from, the capital increase under any circumstances, regardless of whether and when they exercise their options.

Anti-Dilution Adjustment
In connection with the capital increase, all AXA ordinary share options and AXA ADR options outstanding as of June 30, 2006 are expected to benefit from an anti-dilution adjustment. Pursuant to this expected adjustment, the exercise price of the options will decrease and the number of options that each holder is entitled to will increase as of June 30, 2006. Details of the expected adjustment will be sent to you as soon as possible. If you exercise AXA ordinary share options or AXA ADR options prior to the expected adjustment on June 30, 2006, you will not receive the benefit of this adjustment. You may want to factor this into your decision whether and when to exercise.

Blackout on Exercises
As described in the attached notice, there will be a blackout on exercises of AXA ordinary share options beginning on June 23, 2006 and expected to end on July 13, 2006. Please note that:

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For holders of AXA ordinary share options granted in March 2005 or March 2006, this blackout generally has no impact, since these options would not be exercisable during the blackout period, except in the case of an optionee’s death (i.e., options granted in March 2005 do not begin to vest until March 2007 and options granted in March 2006 do not begin to vest until March 2008).

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For holders of AXA ordinary share options that are currently exercisable, exercise requests that are received by 12:00 pm Paris time on June 23, 2006 will be honored. As noted above, however, holders who exercise such options will not be able to participate in, receive any securities to be issued in connection with, or benefit from, the capital increase.

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This blackout does not apply to the exercise of AXA ADR options. It is expected, however, that a blackout period for the exercise of AXA ADR options will be required to process the expected anti-dilution adjustment referred to above. Please check the E*TRADE OptionsLink website for updates as to the dates of the expected blackout.

This notice does not constitute an offer to sell, or the solicitation of offers to buy or subscribe for, any securities in the United States. The preferential subscription rights and the new shares to be issued in connection with the capital increase referred to herein have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered, exercised or sold in the United States absent registration or an applicable exemption from registration requirements. This notice is issued pursuant to Rule 135(c) of the Securities Act of 1933, as amended.

Global Compensation and Benefits
Stock option administration
25, avenue Matignon
75008 Paris - France
Email: equitycomp@axa.com

Aux Bénéficiaires d’Options de Souscription AXA
To Beneficiaries of AXA stock options
(English translation on third page)

Paris, le 14 juin 2006

AVIS AUX TITULAIRES DES OPTIONS DE SOUSCRIPTION D’ACTIONS CORRESPONDANT AUX PLANS AXA ACCORDES LES 10 JUILLET 1996, 22 JANVIER 1997, 20 AVRIL 1998, 9 JUIN 1999, 18 NOVEMBRE 1999, 5 JUILLET 2000, 12 JUILLET 2000, 13 NOVEMBRE 2000, 9 MAI 2001, 27 FEVRIER 2002, 14 MARS 2003 ET 26 MARS 2004 ET AUX PLANS AXA ex-FINAXA ACCORDES LES 7 MAI 1998, 26 MAI 1999, 5 JUILLET 2000, 30 MAI 2001, 2 AVRIL 2003 ET 14 AVRIL 2004 ET AU PLAN LOR FINANCE ACCORDE LE 10 SEPTEMBRE 1997 (LES « OPTIONS DE SOUSCRIPTION »)

SUSPENSION DE L'EXERCICE DES OPTIONS DE SOUSCRIPTION A COMPTER DU 23 JUIN 2006 (au soir) JUSQU’AU 13 JUILLET 2006 INCLUS

Madame, Monsieur,

Nous vous informons que la société AXA va procéder à une augmentation de capital par émission d'actions nouvelles avec maintien du droit préférentiel de souscription. Les modalités de cette augmentation de capital ont été définies le 13 juin 2006 par Denis Duverne, Membre du Directoire, Directeur Général des Finances, du Contrôle et de la Stratégie aux termes de la délégation accordée au Directoire par l’assemblée générale mixte des actionnaires du 20 avril 2005. Le Directoire ayant déléguéà son Président, et avec le consentement de celui-ci à Denis Duverne, dans sa réunion en date du 12 juin 2006, les pouvoirs nécessaires afin de procéder à cette émission, il a été décidé que la faculté d’exercer les Options de Souscription sera suspendue à compter du 23 juin 2006 à 17h30 (heure de Paris) jusqu’à la date de règlement-livraison de l’augmentation de capital incluse, laquelle devrait intervenir le 13 juillet 2006. En conséquence, les demandes d’exercice des Options de Souscription qui seront parvenues dans nos bureaux après le 23 juin 2006 à midi (12h-heure de Paris) ne seront pas prises en compte.

Il est précisé que les bénéficiaires d’Options de Souscription qui nous auront fait parvenir leur demande d'exercice au plus tard le 23 juin 2006 à midi (12h-heure de Paris) recevront des actions assorties d'un droit préférentiel de souscription aux actions nouvelles à émettre dans le cadre de l’augmentation de capital. Ces droits préférentiels de souscription seront cotés sur l’Eurolist d’Euronext Paris du 19 juin 2006 au 30 juin

2006 (inclus). Passé le 30 juin 2006, les droits préférentiels de souscription ne seront plus cotés : ils deviendront caducs et perdront toute valeur.

Dans certains pays, l'exercice des droits préférentiels de souscription et la souscription aux actions nouvelles sur exercice de ces droits font l'objet d'une réglementation spécifique. Les bénéficiaires d’Options de Souscription ayant reçu des actions à la suite de leur demande d'exercice sont invités à s'informer de la réglementation applicable à l'exercice des droits préférentiels de souscription et à la souscription des actions nouvelles dans leur pays de résidence.

L'augmentation de capital aura comme conséquence un ajustement des termes financiers des Options de Souscription (prix d'exercice abaissé et nombre d'actions sous-jacentes aux Options augmenté) afin de préserver l’équilibre économique des bénéficiaires. Une information sera envoyée dès que possible après la date de règlement livraison de l'augmentation de capital informant les bénéficiaires de cet ajustement.

Les demandes d’exercice d’Options de Souscription qui n’auront pas été prises en compte du fait de la suspension, devront être renouvelées sur la base ajustée.

Nous vous invitons à transmettre vos éventuelles questions relatives à la suspension de la faculté d'exercer des options de souscription d’actions à l’adresse email suivante : equitycomp@axa.com

Nous vous prions d’agréer, Madame, Monsieur, l’expression de nos sincères salutations.

/s/ Frank POTARD
Frank POTARD
Global Head Compensation and Benefits

This English translation is for the convenience of English-speaking readers. However, only the French text has legal value. Consequently, the translation may not be relied upon to sustain any legal claim, nor should it be used as the basis of any legal opinion.

NOTICE TO HOLDERS OF SUBSCRIPTION STOCK-OPTIONS RELATING TO AXA’S PLANS GRANTED ON 10 JULY 1996, 22 JANUARY 1997, 20 APRIL 1998, 9 JUNE 1999, 18 NOVEMBER 1999, 5 JULY 2000, 12 JULY 2000, 13 NOVEMBER 2000, 9 MAY 2001, 27 FEBRUARY 2002, 14 MARCH 2003 AND 26 MARCH 2004 AND AXA EX-FINAXA’S PLANS GRANTED ON 7 MAY1998, 26 MAY 1999, 5 JULY 2000, 30 MAY 2001, 2 APRIL 2003 AND 14 APRIL 2004 AND LOR FINANCE’S PLAN GRANTED ON 10 SEPTEMBER 1997 (THE « SUBSCRIPTION OPTIONS »)

SUSPENSION OF THE RIGHT TO EXERCISE THE SUBSCRIPTION OPTIONS FROM 23 JUNE 2006 (evening) UNTIL 13 JULY 2006 (INCLUSIVE)

Madam, Sir,

We inform you that AXA will proceed with a capital increase with preferential subscription rights. The conditions of such capital increase were defined on 13 June 2006 by Denis Duverne, Member of the Management Board, Chief Financial Officer, in accordance with the delegation voted at the combined general shareholders’ meeting on 20 April 2005. The Management Board having delegated, at its meeting on 12 June 2006, the appropriate authority to its Chairman and with the consent of the latter to Denis Duverne, to proceed with this capital increase, it has been decided that the exercise of Subscription Options will be suspended with effect from the close of business (Paris) on 23 June 2006 until the settlement date included, which is contemplated to take place on 13 July 2006. Consequently, instructions to exercise Subscription Options received in our offices past the 23 June 2006 at noon (12h CET) will not be executed.

Holders of Subscription Options who will have addressed a request to exercise their Options at the latest by 23 June 2006 at noon (12h CET) will be granted shares with preferential subscription rights to the new shares to be issued under the capital increase. The preferential subscription rights will be listed on Eurolist by Euronext Paris from 19 June 2006 to 30 June 2006 (included). After 30 June 2006, the preferential subscription rights will no longer be listed: they will become null and void and lapse without any value.

In certain countries, specific regulations apply to the exercise of the preferential subscription rights and the subscription to the new shares resulting from the exercise of such rights. Holders of Subscription Options who have received shares following the exercise of Subscription Options must seek information about regulations applicable to the exercise of preferential subscription rights and the subscription to the new shares in their country of residence.

The capital increase will trigger various financial adjustments to the Subscription Options (decrease of the exercise price and increase in the number of shares underlying the Options) so as to preserve the economic interests of the Subscription Option holders. Details of this adjustment will be sent as soon as possible after the settlement date of the capital increase.

Please note that any requests to exercise Subscription Options which will not have been satisfied as a result of this suspension will need to be renewed on the basis of the adjusted terms.

If you have any questions regarding the suspension of the right to exercise your Subscription Options, please send them to the following e-mail address: equitycomp@axa.com